ICON reports record net new business awards of $140 million and a 20% increase in EPS for the Second Quarter FY 2006 (NASDAQ:ICLR)

Highlights - Second Quarter Fiscal 2006, ending November 30, 2005.

*	Record $140 million of net new business ($165 million gross) awarded to ICON during the quarter.

*
Diluted earnings per share increased by 20% for the second quarter to 49 cents compared to 41 cents in same quarter last year. Year-to-date diluted earnings per share was 94 cents compared to 93 cents for the comparable period last year.

*	Income from operations increased by 29% over the comparable period last year to $9.0 million and increased by 5% for the six months to November 30, 2006.

*	Second quarter net revenues increased 11% over the same period last year to $88.1 million and increased 10% on a year-to-date basis.

Dublin, Ireland, January 10, 2006 - ICON plc (NASDAQ: ICLR), a global contract clinical research organisation, which has approximately 3,000 employees providing services to the pharmaceutical, biotech and medical device industries from 39 locations in 25 countries worldwide, today reported the financial results for its second quarter ended November 30, 2005.

Net revenues for the quarter were $88.1 million, representing an 11% increase over net revenues of $79.5 million for the same quarter last year. Income from operations for the quarter was $9.0 million, which represents an increase of 29% from the $7.0 million reported for the second quarter last year. Operating margin for the quarter was 10.2% compared with 8.8% for the equivalent period last year. Net income for the quarter was $7.0 million or 49 cents per share, on a diluted basis, compared with $5.8 million or 41 cents per share for the second quarter last year, an increase of 20%.

In the six months to November 30, 2005, net revenues were $174.0 million, representing a 10% increase over net revenues of $157.8 million reported for the first six months of last year. Income from operations for the six months to November 30, 2005 was $17.4 million, representing an increase of 5% from the $16.5 million reported for the same period last year. Operating margin for the six months to November 30, 2005 was 10.0%, compared with 10.4% in the same period last year. Net income was $13.3 million or 94 cents per share, on a diluted basis compared with $13.1 million or 93 cents per share reported for the same period last year.

Days sales outstanding, comprising accounts receivable and unbilled revenue less payments on account, were 67 days at November 30, 2005 compared with 70 days at August 31, 2005.

For the quarter ended November 30, 2005, cash generated from operations was $11.7 million, and capital expenditure was $7.8 million. For the six months to November 30, 2005, cash generated from operations was $14.5 million, capital expenditure was $11.0 million and net payments of $3.4 million were made in relation to prior year acquisitions. As a result of these factors the company’s net cash, short-term debt and short-term investments were $79.2 million at November 30, 2005, compared to $75.4 million at August 31, 2005 and $78.4 million at May 31, 2005.

"We are very pleased with our performance in the second quarter", commented Chairman, Dr John Climax. "Revenue growth accelerated, operating margin continued to improve and we booked record levels of new business, continuing the momentum built up over the past few quarters."

Commenting on the outlook, Dr Climax said “At the end of November, our total backlog was $633 million and business flows continued to be good. Based on this strong position, we expect that our net revenues for the 12 months ended December 31, 2006 will be between $380 - $400 million and we estimate that approximately $296 million, or 76% of these forecasts are currently in booked and awarded business. We will provide more detailed guidance on our conference call to be held today”.

The company will hold its second quarter conference call today, January 10, 2006 at 8:00 EST [13:00 GMT / 14:00 CET]. This call and linked slide presentation can be accessed live from our website at http://www.iconclinical.com. A recording will also be available on the website for 90 days following the call. In addition, a calendar of company events, including upcoming conference presentations, is available on our website, under “shareholders services”. This calendar will be updated regularly.

The statements made in this Press Release may contain forward-looking statements that involve a number of risks and uncertainties. In addition to the matters described in this Press Release, the ability to maintain large client contracts or enter into new contracts, maintain client relationships and the ability to manage the opening of new offices, the integration of new business mergers and acquisitions, as well as other risks and uncertainties detailed from time to time in SEC reports filed by ICON, including its Form 20-F, F-1, S-8 and F-3, may affect the actual results achieved by ICON. ICON disclaims any intent or obligation to update these forward-looking statements.

The financial information presented herein has been prepared in accordance with U.S. GAAP.

Source: ICON plc

Contact : Investor Relations 1-888-381-7923 or
Ciaran Murray CFO + 353 -1-291-2000
Both at ICON.

http://www.iconclinical.com

ICON plc

Consolidated Income Statements
(Unaudited)

Three and Six Months ended November 30, 2005 and 2004
(Dollars, in thousands, except share and per share data)

	Three Months Ended		Six Months Ended
	November 30,	November 30,	November 30,	November 30,
	2005	2004	2005	2004

Gross Revenue	120,344	117,068	235,696	234,263

Subcontractor costs	32,272	37,573	61,703	76,429

Net Revenue	88,072	79,495	173,993	157,834

Costs and expenses
Direct costs	48,721	43,671	96,031	86,124
Selling, general and administrative	26,824	25,520	53,633	48,859
Depreciation and amortization	3,509	3,296	6,943	6,358

Total costs and expenses	79,054	72,487	156,607	141,341

Income from operations	9,018	7,008	17,386	16,493

Interest income (net)	603	179	1,018	343

Income before provision of income taxes	9,621	7,187	18,404	16,836

Provision for income taxes	2,618	1,310	5,077	3,632
Minority Interest	50	58	(9)	80

Net income	6,953	5,819	13,336	13,124

Net income per ordinary share
Basic	$0.50	$0.42	$0.95	$0.95

Diluted	$0.49	$0.41	$0.94	$0.93

Weighted average number of ordinary shares
Basic	14,005,454	13,847,689	14,027,564	13,839,857

Diluted	14,261,734	14,067,079	14,234,326	14,088,030

ICON plc

Summary Balance Sheet Data
November 30, 2005 and May 31, 2005
(Dollars, in thousands)

	November 30,	May 31,
	2005	2005
	(unaudited)	(audited)

Cash and short-term investments	82,242	78,375
Short-term debt	(3,000)	-
Net cash	79,242	78,375

Accounts receivable	63,727	80,486
Unbilled revenue	75,589	56,762
Payments on account	(50,926)	(52,583)
Total	88,390	84,665

Working Capital	133,406	125,288

Total assets	354,872	347,553

Shareholder's equity	241,959	233,066

Source:	ICON plc

Contact:	Investor Relations 1-888-381-7923 or
	Ciaran Murray CFO + 353 1 291 2000
	both at ICON.

	http://www.iconclinical.com